SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For November 6, 2013

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

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rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on November 6, 2013.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 6 November 2013

ING to include ING Life Japan in ING Insurance IPO

•	ING, EC agree on revised timelines for European and Japanese insurance divestments

•	ING Life Japan to be divested in line with timelines for European Insurance/IM units

•	Timeline to divest more than 50% of European Insurance/IM units unchanged at end 2015

•	Timeline to divest 100% of European Insurance/IM businesses accelerated to end 2016

•	Preparations for the base case IPO of ING Insurance in 2014 are on track

•	Segment reporting for ING Life Japan units triggers EUR 0.6 bln pre-tax charge in 4Q13

ING announced today that it will expand the scope of the base case Initial Public Offering (IPO) of ING Insurance to include ING Life Japan. In that context, ING and the Dutch State have reached an agreement with the European Commission (EC) on a revised timeline for the divestment process. Preparations for an IPO of ING Insurance in 2014 are on track.

“After carefully exploring and evaluating the options available to us for the divestment of ING Life Japan, we have come to the conclusion that a standalone sale of this business is not feasible in a manner that meets the demands of our stakeholders. In that context, ING Life Japan will be included in the scope of the ING Insurance IPO,” said Ralph Hamers, CEO of ING Group.

As part of a previously announced restructuring agreement with the EC, ING planned to divest more than 50% of ING’s Asian insurance and investment management businesses by the end of 2013. ING successfully divested most of these businesses over the course of the past year. Under the revised timelines announced today, ING will divest ING Life Japan in line with the divestment timeline for ING’s European insurance and investment management activities. This means that the timeline to divest more than 50% of ING Life Japan has effectively been extended by two years to year-end 2015, which is also the unchanged timeline to divest more than 50% of ING’s European insurance and investment management businesses. As part of the revised agreement, ING will accelerate the timeline to complete the divestment of 100% of ING’s European insurance and investment management activities by two years to year-end 2016.

ING previously announced that ING Insurance will be the entity for the base case IPO of ING’s European insurance and investment management activities. ING Life Japan will now be included – together with the European insurance and investment management activities – in the scope of the IPO of ING Insurance, strengthening and diversifying the overall profile of the company.

“Today’s announcement provides further clarity on the planned IPO of ING Insurance which is preparing itself to be ready to go to the market in 2014,” added Ralph Hamers. “While we still have work ahead of us, I’m looking forward to completing the Group restructuring by end 2016 at the latest, and seeing our Bank and Insurance businesses pursue their own future success as standalone companies.”

ING’s European insurance and investment management businesses operate across Europe in both mature and growth markets. Together these businesses form a leading insurance and investment management company with a strong presence in more than 15 countries and a clear focus on delivering excellent customer service.

ING Life Japan is comprised of two parts: the operating business, predominantly Corporate Owned Life Insurance (COLI); and the Closed Block Variable Annuities (VA) business. The operating business is a segment-leading player with a strong distribution network of more than 5,000 registered agents. It has consistently produced strong sales and profitability, generating both capital and cash flow. The Closed Block VA business is also expected to contribute to the capital generation of ING Insurance. ING Life Japan stopped selling variable annuities in 2009, and a large part of the in-force portfolio consists of accumulation benefits products with a 10-year maturity. The guarantees on this portfolio are reinsured to ING Re in the Netherlands and approximately 90% of the policyholder obligations are expected to run off in 2019. Based on ING Group 3Q13 Results published today, the Japanese businesses account for approximately 20% of the combined pro-forma operating result of ING Insurance as the entity that is preparing for IPO in 2014.

In view of the expanded scope and in the context of the IPO preparations, ING Insurance is implementing a number of reporting changes to increase transparency of reporting and ensure consistency in the accounting of the different portfolios within the Japanese Closed Block VA.

As of the fourth quarter, ING Life Japan and the Japanese Closed Block VA guarantees reinsured to ING Re will no longer be classified as held for sale and discontinued operations, and ING Insurance will be adopting a new reporting segmentation to better align to the businesses it comprises and their governance. Within ING Insurance, the ING Life Japan business will be presented in two segments: Japan Life and Japan Closed Block VA. As of each segment the net insurance liability needs to be adequate at the 50% confidence level, an approximately EUR 0.6 billion P&L pre-tax charge is triggered in the fourth quarter of 2013 as a consequence of implementing the segmented reporting, to bring the reserve adequacy of the Japan Closed Block VA to the 50% mark.

In addition, ING is considering changing the accounting for death benefit guarantees within Japan Closed Block VA towards fair value accounting as from 1 January 2014, bringing the entire Japan business to fair value accounting. If implemented, this would result in a pre-tax charge to equity of approximately EUR 0.4 billion.

While these steps would reduce ING Insurance’s IFRS equity by approximately EUR 1.0 billion pre-tax (approximately EUR 0.7 billion after tax), they would not impact the regulatory capital of ING Life Japan or the economic capital of ING Re. Further details regarding the accounting implications of today’s announcement are available in the ING Group 3Q13 Quarterly Report published today.

Press enquiries ING Group	Investor enquiries
Victorina de Boer	ING Group Investor Relations
+31 20 5766373	+31 20 57 66396
Victorina.de.Boer@ing.com	Investor.Relations@ing.com

Press enquiries ING Insurance
Ingeborg Klunder
+31 20 5766371
Ingeborg.Klunder@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: November 6, 2013